SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐                               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: December 5, 2012	By:	/s/Roni Giladi
Roni Giladi Chief Financial Officer

Achmea (Australia) Selected Sapiens IDIT Software Suite

Following Achmea’s selection of Sapiens IDIT as its strategic global solution across all operating companies in the group

REHOVOT, Israel, December 5, 2012 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announces today that Achmea Insurance Group have selected Sapiens IDIT software suite as their centralized solution for core General Insurance business in Australia. This Greenfield operation is conducted by Achmea Australia, who will serve as the insurer’s main distribution channel on the ground.

This Sapiens IDIT deployment follows the successful implementations of Sapiens IDIT Software Suite in Interamerican (Bulgaria) and Oranta (Russia), members of the Achmea Group, and the decision of Achmea to select Sapiens IDIT as the strategic software solution across all operating companies within the group.

Timo van Voorden, CEO of Achmea Australia, commented: “I am confident that the rich functionality of Sapiens IDIT Software suite and the experience of the Sapiens team will help us meet our aggressive business objectives that we have set for ourselves in the Australian market.”

Ruud Gruson, Program Manager at Achmea B.V Division International added: "The most important success factor of Sapiens IDIT Software Suite is the comprehensiveness of the solution. Sapiens IDIT’s robust technology enables us an easy opening up of any distribution channel for selling our insurance products.”

“Our successful partnership with the Achmea Group is yet another evidence to our growing market share within the global insurance enterprises segment.” said Roni Al-Dor, President and CEO of Sapiens International.

Yoel Amir, Managing Director, General Insurance & Non-Life at Sapiens, added: “This win further fosters our commitment to the Australian insurance market. We are dedicated to the success of this partnership with Achmea and look forward to providing the best insurance technology solution that addresses Achaea’s global strategy. As a global company, Sapiens invests in meeting the undisputed demands of global insurers who wish to deploy a common software platform across their operations worldwide.”

About Achmea

Achmea is the largest insurance group in the Netherlands, with strong brands including Interpolis, Centraal Beheer Achmea, Zilveren Kruis Achmea, Avéro Achmea, FBTO and Agis. Achmea is also the largest Dutch health insurer, with some 5.2 million policyholders. Achmea is an unlisted company with cooperative roots which balances the interests of clients, business partners, employees and shareholders. Achmea, which has its head office in Zeist, is active in eight European countries. In 2011 Achmea generated premium income of around EUR 20 billion.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a global provider of innovative software solutions for the financial services industry, with a focus on insurance. We offer core, end-to-end software solutions for the general insurance, property, casualty, life, pension and retirement markets. We have a track record of more than 30 years in delivering superior software solutions to more than 100 financial services organizations, including insurance, retirement, and mortgage providers. Our team of more than 800 insurance and technology experts operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

Email: osnat.se@sapiens.com

Investor Relations Contact:

Roni Giladi, CFO Sapiens International Tel: +972-8-9382721 E-mail: roni.g@sapiens.com	James Carbonara, Regional Vice President, Hayden IR Office: +1-646-755-7412 James@haydenir.com